                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       INTERNATIONAL CABLETEL INCORPORATED
                                (Name of Issuer)
                              ____________________

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   459216 10 7
                                 (CUSIP Number)
                              ____________________

                             RICHARD GREGORY CURTIS
                               SWALEC HEAD OFFICES
                                  NEW PORT ROAD
                               ST. MELLONS CARDIFF

                                 011-441 500 600

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                              ____________________

                                 OCTOBER 7, 1996
                      (Date of Event Which Required Filing
                               of  This Statement)
                              ____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:   [  ]

                             CUSIP NO.:  459216 10 7
________________________________________________________________________________
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     HYDER PLC
-------------------------------------------------------------------------------
2)   CHECK  THE  APPROPRIATE BOX  IF  A MEMBER  OF  A  GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ x ]
-------------------------------------------------------------------------------
3)   SEC USE ONLY
-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS (See Instructions)

     AF  (SEE ITEM 3.)

-------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [   ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     ENGLAND
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                              7)SOLE VOTING POWER

                              0

                              -------------------------------------------------
                              8)   SHARED VOTING POWER

                                   1,950,000 (CONSISTING OF 780 SHARES OF THE
                              ISSUER'S CONVERTIBLE SERIES A PREFERRED STOCK, HELD BY SWALEC TELCO INVESTMENTS LIMITED WITH VOTING POWER SHARED AMONG REPORTING PERSONS. SEE
                              ITEM 5.)
                              -------------------------------------------------
                              9)   SOLE DISPOSITIVE POWER

                              0
                              -------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER

                                   1,950,000 (CONSISTING OF 780 SHARES OF THE
                              ISSUER'S CONVERTIBLE SERIES A PREFERRED STOCK, HELD BY SWALEC TELCO INVESTMENTS LIMITED WITH VOTING POWER SHARED AMONG REPORTING PERSONS. SEE
                              ITEM 5.)
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,950,000


12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [   ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON (See Instructions)
     CO

                             CUSIP NO.:  459216 10 7
-------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     SOUTH WALES ELECTRICITY PLC
-------------------------------------------------------------------------------
2)   CHECK  THE  APPROPRIATE BOX  IF  A MEMBER  OF  A  GROUP (See Instructions)
                                                                      (a) [   ]
                                                                      (b) [ x ]
-------------------------------------------------------------------------------
3)   SEC USE ONLY
-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS (See Instructions)

     AF  (SEE ITEM 3.)
-------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     ENGLAND
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                              7)SOLE VOTING POWER

                              0

                              -------------------------------------------------
                              8)   SHARED VOTING POWER

                                   1,950,000 (CONSISTING OF 780 SHARES OF THE
                              ISSUER'S CONVERTIBLE SERIES A PREFERRED STOCK, HELD BY SWALEC TELCO INVESTMENTS LIMITED WITH VOTING POWER SHARED AMONG REPORTING PERSONS. SEE
                              ITEM 5.)
                              -------------------------------------------------
                              9)   SOLE DISPOSITIVE POWER

                              0
                              -------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER

                                   1,950,000 (CONSISTING OF 780 SHARES OF THE
                              ISSUER'S CONVERTIBLE SERIES A PREFERRED STOCK, HELD BY SWALEC TELCO INVESTMENTS LIMITED WITH VOTING POWER SHARED AMONG REPORTING PERSONS. SEE
                              ITEM 5.)
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,950,000
-------------------------------------------------------------------------------
12)  CHECK IF  THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)
                                                                         [    ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON (See Instructions)
     CO

                             CUSIP NO.:  459216 10 7
-------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     SWALEC INVESTMENTS LIMITED
-------------------------------------------------------------------------------
2)   CHECK  THE  APPROPRIATE BOX  IF  A MEMBER  OF  A  GROUP (See Instructions)
                                                                      (a) [   ]
                                                                      (b) [ x ]
-------------------------------------------------------------------------------
3)   SEC USE ONLY
-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS (See Instructions)

     AF  (SEE ITEM 3.)
-------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     ENGLAND
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                              7)SOLE VOTING POWER

                              0
                              -------------------------------------------------
                              8)   SHARED VOTING POWER

                                   1,950,000 (CONSISTING OF 780 SHARES OF THE
                              ISSUER'S CONVERTIBLE SERIES A PREFERRED STOCK, HELD BY SWALEC TELCO INVESTMENTS LIMITED WITH VOTING POWER SHARED AMONG REPORTING PERSONS. SEE
                              ITEM 5.)
                              -------------------------------------------------
                              9)   SOLE DISPOSITIVE POWER

                              0
                              -------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER

                                   1,950,000 (CONSISTING OF 780 SHARES OF THE
                              ISSUER'S CONVERTIBLE SERIES A PREFERRED STOCK, HELD BY SWALEC TELCO INVESTMENTS LIMITED WITH VOTING POWER SHARED AMONG REPORTING PERSONS. SEE
                              ITEM 5.)
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,950,000
-------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [    ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON (See Instructions)
     IV

                             CUSIP NO.:  459216 10 7
-------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     SWALEC TELCO INVESTMENTS LIMITED
-------------------------------------------------------------------------------
2)   CHECK  THE  APPROPRIATE BOX  IF  A MEMBER  OF  A  GROUP (See Instructions)
                                                                      (a) [   ]
                                                                      (b) [ x ]
-------------------------------------------------------------------------------
3)   SEC USE ONLY
-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS (See Instructions)

     OO  (SEE ITEM 3.)
-------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     ENGLAND
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                              7)SOLE VOTING POWER

                              0
                              -------------------------------------------------
                              8)   SHARED VOTING POWER

                                   1,950,000 (CONSISTING OF 780 SHARES OF THE
                              ISSUER'S CONVERTIBLE SERIES A PREFERRED STOCK, HELD BY SWALEC TELCO INVESTMENTS LIMITED WITH VOTING POWER SHARED AMONG REPORTING PERSONS. SEE
                              ITEM 5.)
                              -------------------------------------------------
                              9)   SOLE DISPOSITIVE POWER

                              0
                              -------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER

                                   1,950,000 (CONSISTING OF 780 SHARES OF THE
                              ISSUER'S CONVERTIBLE SERIES A PREFERRED STOCK, HELD BY SWALEC TELCO INVESTMENTS LIMITED WITH VOTING POWER SHARED AMONG REPORTING PERSONS. SEE
                              ITEM 5.)
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,950,000
-------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [    ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON (See Instructions)
     IV

                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of International CableTel Incorporated, a Delaware corporation ("CableTel" or the "Issuer"). The principal executive offices of the Issuer are located at 110 East 59th Street, New York, NY 10022.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Statement is being filed on behalf of the following entities (collectively, the "Reporting Persons"): Hyder plc ("Hyder"), a public limited company incorporated in England; South Wales Electricity plc ("SWALEC"), a public limited company incorporated in England and a wholly owned subsidiary of Hyder; Swalec Investments Limited ("SIL"), a private limited company incorporated in England and a wholly owned subsidiary of SWALEC; and Swalec Telco Investments Limited ("Telco"), a private limited company incorporated in England and a wholly owned subsidiary of SIL. Hyder has its principal offices at P.O. Box 295, Alexandra Gate, Rover Way, Cardiff, Wales CF2 2UE. SWALEC's, SIL's, and Telco's principal offices are located at Newport Road, St. Mellons, Cardiff, South Glamorgen, Wales CF3 9XW. The principal businesses of Hyder, SWALEC, SIL, and Telco are, respectively, water sewerage and electricity generation group holding company, electricity distribution, making investments for SWALEC, and investing. The directors and executive officers of the Reporting Persons are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

          1.   name;

          2.   business address;

          3. present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          4.   citizenship.

     (d) During the last five years, no Reporting Person or person named in
Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, no Reporting Person or person named in
Schedule I attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 7, 1996, the Issuer entered into a share purchase agreement with Telco (the "Share Purchase Agreement"). Pursuant to the Share Purchase Agreement, Telco purchased 780 shares of the Issuer's Series A Preferred Stock (the "Series A Preferred Stock"). In consideration for the Series A Preferred Stock, Telco transferred to the Issuer a 40% interest in CableTel Newport, an unlimited company registered in England and Wales.


ITEM 4.   PURPOSE OF TRANSACTION.

     Telco has acquired the Series A Preferred Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business. Telco intends to review, from time to time, its investment in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Telco will take such actions in the future as Telco may deem appropriate in light of the circumstances existing from time to time. If Telco believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market conditions, compliance with applicable securities laws and other factors, and the provisions of the Share Purchase Agreement, Telco may determine to dispose of some or all of the securities currently owned by Telco or otherwise acquired by Telco either in the open market or in privately negotiated transactions.

     (a)-(j) Except as discussed in this Statement, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the securities Issuer to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As a result of Telco's ownership of the Series A Preferred Stock, the Reporting Persons beneficially own a total of 1,950,000 shares of Common Stock of the Issuer (which constitutes the number of shares of Common Stock that may be acquired upon conversion of the Series A Preferred Stock), representing 5.7% of the currently outstanding shares of Common Stock of the Issuer (calculated on the basis of (i) the 32,007,000 shares of Common Stock outstanding as of September 30, 1996; and (ii) the sale to Telco, pursuant to the Share Purchase Agreement, of the Series A Preferred Stock)(1).

     (b) Although no formal agreements exist by or between the Reporting Persons with respect to the Series A Preferred Stock, the Reporting Persons share, by virtue of Telco's ownership of the Series A Preferred Stock, voting and dispositive power with respect to such shares of Common Stock, if any, as Telco may hold or the Reporting Persons may beneficially own after conversion of some or all of the Series A Preferred Stock.

     (c) Except as described herein, no Reporting Person has acquired or disposed of any shares of the Issuer's Series A Preferred Stock or Common Stock during the past sixty days.

     (d)-(e) Items 5(d) and (e) are inapplicable to the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 4, Telco acquired the Series A Preferred Stock pursuant to the Share Purchase Agreement, and the Certificate of Designations of Preferred Stock dated October 7, 1996 (the "Certificate of Designations") sets forth the powers, preferences, and rights relating to the Series A Preferred Stock.

     Each share of the Series A Preferred Stock has an aggregate Stated Value of $100,000 and is convertible into and redeemable for shares of the Issuer's common stock ("Common Stock") pursuant to the terms of the Certificate of Designations. Among other rights, a holder of Series A Preferred Stock has the right, prior to five (5) days before a redemption date, to convert shares of the Series A Preferred Stock into such number of shares of Common Stock as is equal to the aggregate Stated Value of the shares of Series A Preferred Stock surrendered for conversion divided by the greater of (i) $40.00 (as adjusted pursuant to the antidilution provisions of the Series A Preferred Stock (the "Fixed Price") and (ii) the Average Market Price of the Common Stock on the conversion date. In addition, if a change of control of the Issuer occurs, then all the Series A Preferred Stock shall be deemed to have automatically converted, effective immediately preceding such change in control, into such number of shares of Common Stock as is equal to the lesser of (i) the Fixed Price and (ii) the value of the consideration per share of Common Stock receivable by a holder of Common Stock by reason of the change of control or, if no such consideration is receivable, then the closing price of a share of Common Stock as of such time.


--------------------
(1) For purposes of calculating the percent of class for each person or group, all rights to require Common Stock within 60 days, whether by the exercise of options or warrants, are deemed outstanding for each person or group. Such rights to acquire Common Stock are not, however, deemed to be outstanding for the purpose of computing the percentage of the class by any other person or group.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.



Exhibit                     Description                     Method of Filing
-------                     -----------                     ----------------
1         Letters to CableTel from respective Reporting     Filed herewith.
          Persons, dated as of December 19, 1996,
          indicating that this Statement is filed on
          behalf of each of the Reporting Persons.

2         Share Purchase Agreement, dated as of             Incorporated by reference
          October 7, 1996.                                  to Exhibit 2.6 contained
                                                            in the Form S-3 filed
                                                            November 25, 1996 (File
                                                            No. 333-16751).

3         Certificate of Designations of Preferred          Incorporated by reference
          Stock, dated as of October 7, 1996.               to Exhibit 3.4 contained
                                                            in the Current Report on
                                                            Form 8-K filed October 9,
                                                            1996 (File No. 0-22616).

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


     Dated:  December 19, 1996

                              HYDER PLC

                              BY:  /S/ Richard Gregory Curtis
                                   ------------------------------
                                   Richard Gregory Curtis

                              Its:  Deputy Secretary


                              SWALEC TELCO INVESTMENTS LIMITED


                              BY:  /S/ Richard Gregory Curtis
                                   ------------------------------
                                   Richard Gregory Curtis

                              Its:   Secretary

                              SWALEC INVESTMENTS LIMITED


                              BY:  /S/ Richard Gregory Curtis
                                   ------------------------------
                                   Richard Gregory Curtis

                              Its:    Secretary

                              SOUTH WALES ELECTRICITY PLC


                              BY:  /S/ Richard Gregory Curtis
                                   ------------------------------
                                   Richard Gregory Curtis

                              Its:    Secretary

                                   SCHEDULE I


DIRECTOR/               COMPANY                      PRINCIPAL OCCUPATION        BUSINESS                         CITIZENSHIP
OFFICER                                                                          ADDRESS
------------------------------------------------------------------------------------------------------------------------------------
Gerwyn John Miles       Swalec Telco Investments     Director                    South Wales Electricity plc      British
                        Limited, Swalec                                          Newport Road
                        Investments Limited,                                     St. Mellons
                        South Wales Electricity plc                              CARDIFF
                                                                                 S. Glamorgan
                                                                                 CF3 9XW
------------------------------------------------------------------------------------------------------------------------------------
John Edward Roberts     Swalec Telco Investments     Director                    South Wales Electricity plc      British
                        Limited, Swalec Investments                              Newport Road
                        Limited, South Wales                                     St. Mellons
                        Electricity plc, Hyder plc                               CARDIFF
                                                                                 S. Glamorgan
                                                                                 CF3 9XW
------------------------------------------------------------------------------------------------------------------------------------
Richard Gregory Curtis  Swalec Investments Limited,  Deputy Secretary of Hyder;  P. O. Box 295                    British
                        Swalec Telco Investments     Secretary of other          Alexandra Gate
                        Limited, South Wales         Reporting Persons           Rover way
                        Electricity plc and Hyder                                CARDIFF  CF2 2UE
                        plc
------------------------------------------------------------------------------------------------------------------------------------
Graham Winston Edwards  South Wales Electricity plc  Director                    South Wales Electricity plc      British
                                                                                 Newport Road
                                                                                 St. Mellons
                                                                                 CARDIFF
                                                                                 S. Glamorgan
                                                                                 CF3 9XW
------------------------------------------------------------------------------------------------------------------------------------
Graham Alfred Hawker    South Wales Electricity      Chairman, Chief Executive   P. O. Box 295                    British
                        plc, Hyder plc                                           Alexandra Gate
                                                                                 Rover way
                                                                                 CARDIFF  CF2 2UE
------------------------------------------------------------------------------------------------------------------------------------
Michael David Mackey    South Wales Electricity plc  Director                    South Wales Electricity plc      British
                                                                                 Newport Road
                                                                                 St. Mellons
                                                                                 CARDIFF
                                                                                 S. Glamorgan
                                                                                 CF3 9XW
------------------------------------------------------------------------------------------------------------------------------------
Brian Howard Charles    Hyder plc                    Director                    Plas y Flynnon                   British
                                                                                 Cambrian Way
                                                                                 BRECON
                                                                                 Powys LD3 7HP
------------------------------------------------------------------------------------------------------------------------------------


DIRECTOR/               COMPANY                      PRINCIPAL OCCUPATION        BUSINESS                         CITIZENSHIP
OFFICER                                                                          ADDRESS
------------------------------------------------------------------------------------------------------------------------------------
Stuart John Doughty     Hyder plc                    Director                    1-2 Chancellor Court             British
                                                                                 Occam Road
                                                                                 The Surrey Reassert Park
                                                                                 GUILDFORD
                                                                                 Surrey GU2 5XS
------------------------------------------------------------------------------------------------------------------------------------
Iain Richard Evans      Hyder plc                    Director and Chairman       The LEK Partnership              British
                                                                                 The Adelphl Building
                                                                                 1-11 John Adam Street
                                                                                 LONDON WC2N 6BW
------------------------------------------------------------------------------------------------------------------------------------
Antony John Hales       Hyder plc                    Director                    P. O. Box 295                    British
                                                                                 Alexandra Gate
                                                                                 Rover way
                                                                                 CARDIFF  CF2 2UE
------------------------------------------------------------------------------------------------------------------------------------
David Grant Hawkins     Hyder plc                    Director                    Target Computer Group Limited    British
                                                                                 Target House
                                                                                 Castlebridge
                                                                                 CARDIFF CF1 9AB
------------------------------------------------------------------------------------------------------------------------------------
John Mansel James       Hyder plc                    Director                    P. O. Box 295                    British
                                                                                 Alexandra Way
                                                                                 Rover way
                                                                                 CARDIFF
                                                                                 S Glam CF2 2UE
------------------------------------------------------------------------------------------------------------------------------------
Timothy Knowles         Hyder plc                    Director                    P. O. Box 295                    British
                                                                                 Alexandra Gate
                                                                                 Rover way
                                                                                 CARDIFF  CF2 2UE
------------------------------------------------------------------------------------------------------------------------------------
John Edward Roberts     Hyder plc                    Director                    South Wales Electricity plc      British
                                                                                 Newport Road
                                                                                 St. Mellons
                                                                                 CARDIFF
                                                                                 S. Glamorgan
                                                                                 CF3 9XW
------------------------------------------------------------------------------------------------------------------------------------
Robert Hugh Sellier     Hyder plc                    Director                    P. O. Box 295                    British
                                                                                 Alexandra Gate
                                                                                 Rover way
                                                                                 CARDIFF  CF2 2UE
------------------------------------------------------------------------------------------------------------------------------------
Paul James Twamley      Hyder plc                    Director                    P. O. Box 295                    British
                                                                                 Alexandra Gate
                                                                                 Rover way
                                                                                 CARDIFF CF2 2UE
------------------------------------------------------------------------------------------------------------------------------------
Geoffrey Wyn Williams   Hyder plc                    Company Secretary           P. O. Box 295                    British
                                                                                 Alexandra Gate
                                                                                 Rover way
                                                                                 CARDIFF  CF2 2UE
------------------------------------------------------------------------------------------------------------------------------------